Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 20, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Advantus Strategic Credit Income Fund (S000047619)
Advantus Strategic  Dividend Income Fund (S000038233)
Advantus Dynamic Managed Volatility Fund (S000051032)
Advantus Managed Volatility Equity Fund (S000051033)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on December 8, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 244 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of reconstituting the Advantus Short Duration Bond Fund as the Advantus Strategic Credit Income Fund (the “Strategic Credit Income Fund”).  PEA No. 244 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on October 24, 2016.  The Trust intends to file a new PEA with respect to the Strategic Credit Income Fund, the Advantus Strategic Dividend Income Fund (the “Strategic Dividend Income Fund”), the Advantus Dynamic Managed Volatility Fund (the “Dynamic Managed Volatility Fund”) and the Advantus Managed Volatility Equity Fund (the “Managed Volatility Equity Fund”) on December 23, 2016 with an effective date of December 29, 2016.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please note that the transmittal letter accompanying PEA No. 244 indicated a different effective date for the filing than the cover page of the Registration Statement.

The Trust responds supplementally that it intends to file a PEA pursuant to Rule 485(b) under the 1933 Act on December 23, 2016, with an effective date of December 29, 2016.

Prospectus Comments – All Funds

2.	In the footnotes to the Fees and Expenses Table for the Funds, please confirm supplementally, in compliance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 5, that if a recoupment situation were probable in the following three fiscal years, an additional liability would be booked up to the expense cap limit.

The Trust confirms supplementally that at such time as any Fund begins to operate below such Fund’s expense cap, and the chance for recoupment in the following three fiscal years is probable, the Fund will accrue for the liability associated with the recoupable amounts.

3.	The introductory paragraph to the expense example for each Fund includes the following language: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation and any recoupment for one year).” It is unclear how any anticipated recoupment is reflected in the Fees and Expenses Table for each Fund. Please revise the disclosure or clarify how any recoupment is shown in the Fees and Expenses Table.

The Trust does not anticipate any of that any of the Funds will be recouping any waived management fees during the period for which the Prospectus is effective. Accordingly, the disclosure is modified as follows:

“The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation ~~and any recoupment~~ for one year).”

Prospectus Comments – Strategic Credit Income Fund

4.	Please indicate supplementally whether the Strategic Credit Income Fund intends to invest in contingent convertible securities (“CoCos”) as a principal investment strategy.

The Trust responds supplementally that the Strategic Credit Income Fund does not intend to invest in CoCos as a principal investment strategy.

5.	Please confirm supplementally that the Strategic Credit Income Fund will not invest greater than 15% of its total assets, in aggregate, in below investment grade collateralized loan obligations and commercial mortgage-backed securities.

The Trust responds supplementally that the Strategic Credit Income Fund will not invest greater than 15% of its total assets, in aggregate, in below investment grade collateralized loan obligations and commercial mortgage-backed securities.

6.	The principal investment strategies for the Strategic Credit Income Fund includes disclosure that “Investments in other registered investment companies with a policy of investing at least 80% of their net assets in fixed income securities will be counted towards the Fund’s policy of investing at least 80% of its net assets in fixed income securities.” Please advise supplementally how the Trust will calculate compliance with this policy.

The Trust responds supplementally that if an investment company states in its prospectus that it has a policy of investing at least 80% of its assets in fixed income securities, the Strategic Credit Income Fund will count the entirety of the Strategic Credit Income Fund’s holding in that investment company as a fixed income security for purposes of satisfying the Strategic Credit Income Fund’s policy of investing at least 80% of its net assets in fixed income securities.

7.	The Strategic Credit Income Fund’s principal investment strategies state that the Fund may invest up to 10% of the Fund’s total assets in securities and instruments that are economically tied to emerging market countries or emerging market issuers. Please disclose how the Adviser defines a security as “economically tied to emerging market countries or emerging market issuers.”

The Trust responds that the Fund has revised its principal investment strategies to remove the 10% limitation on investments in securities that are economically tied to emerging markets or issued by emerging markets issuers. Investments in securities that are economically tied to emerging markets or issued by emerging markets issuers will be subject to the Fund’s limitations on investments in foreign securities. The revised principal investment strategies for the Fund are as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of fixed income securities.  The securities in which the Fund may invest include fixed income securities issued or guaranteed by the U.S. government or government-related entities, municipal securities, convertible bonds, preferred stocks, bank loans, collateralized loan obligations (CLOs), debt securities issued by corporations, foreign ~~governments~~(including emerging market) governments or corporations ~~securities~~ and other entities (including privately placed securities that have not been registered under the Securities Act of 1933 (the “Securities Act”) but may be resold to “qualified institutional buyers” in accordance with the provisions of Rule 144A under the Securities Act (“Rule 144A Securities”)), mortgage-backed securities, other asset-backed securities.  Investments in other registered investment companies with a policy of investing at least 80% of their net assets in fixed income securities will be counted towards the Fund’s policy of investing at least 80% of its net assets in fixed income securities.  The Fund may invest up to 40% of its total assets in securities rated lower than investment grade or, if unrated, securities of comparable quality as determined by the Adviser (also known as “junk bonds”).  Of the Fund’s investments in below investment grade securities, up to 20% of its total assets may be invested in securities rated B or below, and up to 10% may be invested in securities rated CCC or below.  The Fund may invest up to 25% of its total assets in securities denominated in foreign currencies and up to 25% of its total assets in U.S. dollar-denominated securities of foreign issuers. ~~Up to 10% of the Fund’s total assets may be invested in securities and instruments that are economically tied to emerging market countries or emerging market issuers. The Fund may pursue exposure to emerging markets, bank loans, CLOs or convertible bonds~~ certain assets through exchange traded funds (ETFs) or other mutual funds that specialize in such strategies.  In such cases, the Fund will bear its pro rata portion of the expense of the management fees and other expenses associated with such investments and therefore the Fund’s expenses may be higher than if it invested directly in such securities~~.  The maximum~~  In aggregate ~~amount~~, the Fund may invest up to 40% of ~~assets invested~~ its total in ETFs and mutual funds for all strategies ~~combined is 20%.”~~

The Trust further responds supplementally that, to the extent the Fund invests in emerging markets securities, the Adviser will treat the classification of an emerging market country in a manner consistent with Standard & Poor’s Country Classification Methodology. The Adviser’s process of determining whether a holding is economically tied to an emerging market country consists of an evaluation of four factors listed in order of importance: management location, country of primary listing, country of revenue and reporting currency of the issuer.

8.	The Strategic Credit Income Fund’s principal investment strategies state “the maximum aggregate amount of assets invested in ETFs and mutual funds for all strategies combined is 20%.” Please confirm supplementally whether the 20% limit is inclusive of investments in other investment companies described above that in the principal investment strategies.

The Trust responds that the Adviser intends to modify the principal investment strategies of the Strategic Credit Income Fund to permit investments of up to 40% of the Fund’s total assets in ETFs and other investment companies. Accordingly, the Trust modifies the noted disclosure as follows: “In aggregate, the Fund may invest up to 40% of its total assets ~~The maximum aggregate amount of assets invested~~  in ETFs and other investment companies for all strategies ~~combined is 20%~~.”

9.	Please revise the following sentence on page 2 of the Prospectus so that it is written in plain English: “The process begins with an evaluation of key market and economic factors to determine the outlook for the yield curve and establish high-level relative value relationships among broad sectors available for investment.”

The Trust responds by revising the first paragraph on page 2 of the Prospectus  as follows:

The Adviser employs active management of security selection, portfolio duration, portfolio structure and sector allocation in managing the Fund’s investments~~.  The Adviser uses a bottom-up approach to security research and selection.  The~~ The Adviser’s process begins with ~~an evaluation~~ a top-down analysis of ~~key market and~~ economic factors ~~to determine the outlook for the yield curve and establish high-level~~ such as projected international interest-rate movements, industry cycles, political considerations and historical relative value relationships ~~among broad sectors available for investment.  In establishing high-level relative value relationships, the Adviser compares historical spread relationships~~ to determine the overall asset allocation.  The Adviser then selects securities using a bottom-up analysis of ~~sectors and~~ an issuer’s management quality, credit ~~rating levels against each other and the Bloomberg Barclays U.S. Aggregate Bond Index.~~ risk, relative market position, industry dynamics, as well as an evaluation of conditions within the broader economy. The Adviser then assesses individual bonds based on their spread, spread volatility and convexity (a measure of how much a bond’s yield changes in response to changes in price). Finally, using rigorous ~~fundamental bottom-up~~ research, the Adviser analyzes the credit quality and cash flow characteristics of potential investments to select the investments it believes present the best opportunity for the Fund’s portfolio.

10.	The second paragraph on page 2 includes disclosure that “under normal market conditions, the Fund seeks to maintain an average dollar-weighted effective duration of between 70% and 130% of the duration of the Bloomberg Barclays U.S. Aggregate Bond Index.” Please disclose the average duration of the Bloomberg Barclays U.S. Aggregate Bond Index as of the last measurement date.

The Trust responds by deleting the second paragraph on page 2 of the Prospectus and replacing it with the following:

“The Fund may invest in securities of any maturity or duration.  Under normal market conditions, the Fund seeks to maintain an average dollar-weighted effective duration of between 3 and 8 years.  Duration measures the sensitivity of the price of a fixed income investment to a change in interest rates.  For example, an investment with a two-year duration means that it will decrease in value by 2% if interest rates rise 1%.  Conversely, the investment will increase in value by 2% if interest rates fall 1%.”

11.	Please relocate the disclosure under on page 6 under the heading “Exclusion of Advisor from Commodity Pool Operator Definition” as that section is neither required nor permitted to be included in the Item 4 disclosure by Form N-1A. Please also explain supplementally why the disclosure is included in the Prospectus as the Strategic Credit Income Fund does not appear to invest in commodities.

The Trust responds by moving the disclosure under the heading “Exclusion of Advisor from Commodity Pool Operator Definition” to follow the Item 9 principal  risk disclosures. The Trust further responds that the disclosure is included in the Prospectus because the instruments noted in the third paragraph on page 2 of the Prospectus under the Strategic Credit Income Fund’s principal investment strategies may be considered commodity interests under Section 1(a)(1) of the Commodity Exchange Act that could subject a fund to regulation as a commodity pool.  The Adviser would like to maintain the flexibility to invest in those types of instruments as part of the principal investment strategies for the Strategic Dividend Income Fund.

12.	On page 7 of under the heading “Performance” the Prospectus includes disclosure that updated performance for the Strategic Credit Income Fund may be found at www.advantusfunds.com. Please explain why the website does not currently include performance for the Strategic Credit Income Fund.

The Trust responds supplementally that the Strategic Credit Income Fund is currently managed as the Advantus Short Duration Bond Fund. As disclosed in a supplement filed with the SEC on October 27, 2016, effective December 29, 2016, the Advantus Short Duration Bond Fund’s name will change to the Advantus Strategic Credit Income Fund, and the Adviser will manage the Fund with the investment objective and principal investment strategies of the Strategic Credit Income Fund.  Updated performance for the Advantus Short Duration Bond Fund is currently available on the website, as returns for the Strategic Credit Income Fund will not be available on the website until after December 29, 2016.

Prospectus Comments – Strategic Dividend Income Fund

13.	The first sentence “Principal Investment Strategies” on page 9 states that the Fund “primarily invests in dividend-paying equity securities, including common and preferred stocks, and securities convertible into common stocks, of mainly U.S. companies, but may also include foreign, utilities, infrastructure-related, and real estate-related companies.” Please revise that sentence to indicate that the Strategic Dividend Income Fund will invest at least 80% of its total assets in dividend paying equity securities, and if the Fund will count derivatives for the purpose of the 80% policy, please disclose how they will be valued.

The Trust declines to make the suggested change. The Trust does not believe the name “Strategic Dividend Income Fund” suggests that the Fund focuses its investments in a particular type of investment or investments and therefore the Trust does not believe the Fund’s name is subject to Rule 35d-1(a)(2) of the 1940 Act. The Trust believes that the use of “Strategic Dividend Income” in the Fund’s name suggests an investment objective or strategy,  rather than a type of investment.  Specifically, the Trust believes that the use of “Strategic Dividend Income” in the Fund’s name suggests that the Fund invests its assets in order to achieve both dividends and current income, and asserts that the use of “Strategic Dividend Income” in the Fund’s name is analogous to the term “equity income” as analyzed in the guidance provided by the staff of the Division of Investment Management (the “Staff”) in the response to question 9 of “Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (the “Names Rule FAQs”)”  In the Names Rule FAQs, the Staff reached the conclusion that Rule 35d-1 did not apply to the use of the term “equity income” in a fund’s name, stating that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment” and that “the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

The Trust notes that the objective of the Strategic Dividend Income Fund includes seeking above average income and the Trust believes the use of “Strategic Dividend Income” in the Fund’s name emphasizes the achievement of such objective. Therefore, the Trust does not believe that the use of the term “Strategic Dividend Income” in the Fund's name requires the Fund to have a policy to invest at least 80% of its total assets in dividend-paying equity securities.

Additionally, the Trust notes that currently effective series of other registrants that use “dividend” in their name have not adopted a policy to invest 80% of their net assets in dividend-producing securities pursuant to Rule 35d-1. Application of Rule 35d-1 to the term “dividend” would result in disparate treatment of the Strategic Dividend Income Fund as compared to similar registered investment companies due to the fact that other registered investment companies currently operate using the word “dividend” in their names under a standard that is more flexible or permissive than the one being proposed by the Staff here.

14.	The principal investment strategy for the Strategic Dividend Income Fund includes disclosure that the Fund may invest in utilities companies. The Staff notes that the Strategic Dividend Income Fund has been invested in utilities companies. Please add a risk factor in Item 4 addressing the risk of investing in utilities companies.

The Trust responds by adding the following risk disclosure in the Prospectus:

“Utility Company Risks.  A significant portion of utility company revenues and costs are subject to regulation by states and other regulators.  Regulatory authorities also may restrict a company’s access to new markets.  The deregulation of certain utilities companies may subject these companies to greater risks of loss.  Utilities companies may incur unexpected increases in fuel and other operating costs.  Rising interest rates could lead to higher financing costs and reduced earnings.  Utilities are also subject to considerable costs associated with environmental compliance, nuclear waste clean-up and safety regulation.  There is a risk that these costs will not be fully recovered through an increase in revenues.”

15.	Please disclose the risks associated with investing in energy-related securities given the Strategic Dividend Income Fund’s principal investment strategy of investing in master limited partnerships.

The Trust responds by adding the following energy-related risk disclosure to the Prospectus:

“Energy Industry Risk.  Companies engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources, such as MLPs in which the Fund invests, are subject to many risks that can negatively impact the revenues and viability of companies in this industry.  These risks include, but are not limited to, commodity price volatility risk, supply and demand risk, reserve and depletion risk, operations risk, regulatory risk, environmental risk, terrorism risk and the risk of natural disasters.”

Prospectus Comments – Dynamic Managed Volatility Fund

16.	Please disclose the parameters the Adviser applies with respect to maturity or duration for the fixed income portion of the Dynamic Managed Volatility Fund’s portfolio and market capitalization with respect to the equities portion of the portfolio.

The Trust responds by revising the first paragraph under the Dynamic Managed Volatility Fund’s principal investment strategies as follows:

The Fund seeks to achieve its investment objective by investing in other funds and directly in securities, while using hedging techniques to manage portfolio risk and volatility. The Fund achieves its equity exposure by investing primarily in large capitalization equity securities or in exchange-traded funds (“ETFs”) that invest in large capitalization equity securities. The Adviser considers a company to be a large capitalization company if it has a market capitalization at the time of purchase of within the range of capitalizations of companies included in the S&P 500 Index.  The Fund achieves its fixed income exposure by investing primarily in fixed income securities that are investment-grade corporate bonds, ETFs that invest in investment-grade fixed income securities, exchange traded notes (“ETNs”), interest rate swaps, treasury and interest rate futures, or other instruments that have characteristics similar to the fixed income securities included in the Bloomberg Barclays U.S. Aggregate Bond Index. Under normal market conditions, the Fund seeks to maintain an average dollar-weighted effective duration for its fixed income portfolio of less than 10 years.

17.	Please remove or relocate the following sentence in the fourth paragraph on page 17 under “Principal investment Strategies” as it describes a risk not a strategy: “There can be no assurance that investment decisions made in seeking to manage Fund volatility will achieve the desired results, and the volatility of the Fund’s returns in any one year, or any longer period, may be higher or lower than 10%.” If this disclosure is kept in the Prospectus, please clarify what benchmark the Fund’s volatility is measured against.

The Trust responds supplementally that “annualized average volatility” is an absolute number and not measured against a benchmark.  “Annualized average volatility” is a measure of the variation in the price of a security over a period of time.  The Trust also responds by relocating the noted language to the “Managed Volatility Strategy Risk” and revising the risk disclosure on page 18 of the Prospectus as follows:

Managed Volatility Strategy Risk.  The Adviser may be unsuccessful in managing volatility and the Fund may experience a high level of volatility in its returns. There can be no assurance that investment decisions made in seeking to manage Fund volatility will achieve the desired results, and the volatility of the Fund’s returns in any one year, or any longer period, may be higher or lower than 10%. The securities used in the strategy are subject to price volatility, and the strategy may not result in less volatile returns for the Fund relative to the market as a whole, and they could be more volatile. While the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the strategy will deliver competitive returns. Even if successful, the strategy may also result in returns increasing to a lesser degree than the market, or decreasing when the values of certain securities used in the strategy are stable or rising. The strategy may expose the Fund to losses (some of which may be sudden) to which it would not have otherwise been exposed if it invested only in equity and fixed income securities. Additionally, the derivatives used to hedge the value of securities are not identical to the securities held, and as a result, the investment in derivatives may decline in value at the same time as underlying investments.

Prospectus – Managed Volatility Equity Fund

18.	Please disclose parameters with respect to market capitalization of the Managed Volatility Equity Fund’s equity investments.

The Trust responds by revising the second sentence of the Managed Volatility Equity Fund’s principal investment strategies on page 23 of the Prospectus as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities.  The Fund may invest in equity securities of any market capitalization.

19.	On Page 23, the last sentence under the first paragraph of the Managed Volatility Fund’s principal investment strategies states “The Fund will generally seek to invest in ETFs that invest in equity securities whose prices are less volatile than the equity markets as a whole.” Please clarify whether the Fund will seek to invest in ETFs whose prices are less volatile than equity markets as a whole, or whether the Fund will seek to invest in ETFs whose underlying securities have prices that are less volatile than the market as a whole.

The Trust responds by revising the last sentence of the first paragraph on Page 23 of the Prospectus as follows:

The Fund will generally seek to invest in ETFs ~~that invest in~~ whose underlying equity securities have prices that are less volatile than the equity markets as a whole.

20.	Please remove or relocate the following sentence in the last sentence of the second paragraph under “Principal Investment Strategies on page 23 which states “There can be no assurance that investment decisions made in seeking to manage Fund volatility will achieve the desired results, and the volatility of the Fund’s returns in any one year, or any longer period, may be higher or lower than 10%.” If this disclosure is kept in the Prospectus, please clarify what benchmark the Fund’s volatility is measured against.

The Trust responds supplementally that “annualized average volatility” is an absolute number and not measured against a benchmark.  “Annualized average volatility” is a measure of the variation in the price of a holding over a period of time.   The Trust also responds by relocating the noted language to the “Managed Volatility Strategy Risk” and revising the risk disclosure on page 24 of the Prospectus as follows:

Managed Volatility Strategy Risk.  The Adviser may be unsuccessful in managing volatility and the Fund may experience a high level of volatility in its returns. There can be no assurance that investment decisions made in seeking to manage Fund volatility will achieve the desired results, and the volatility of the Fund’s returns in any one year, or any longer period, may be higher or lower than 10%. The securities used in the strategy are subject to price volatility, and the strategy may not result in less volatile returns for the Fund relative to the market as a whole, and they could be more volatile. While the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the strategy will deliver competitive returns. Even if successful, the strategy may also result in returns increasing to a lesser degree than the market, or decreasing when the values of certain securities used in the strategy are stable or rising. The strategy may expose the Fund to losses (some of which may be sudden) to which it would not have otherwise been exposed if it invested only in equity and fixed income securities. Additionally, the derivatives used to hedge the value of securities are not identical to the securities held, and as a result, the investment in derivatives may decline in value at the same time as underlying investments.

Prospectus – Item 9 Principal Investment Strategies Disclosure

21.	The Staff notes that the Item 9 principal investment strategies disclosure starting on page 27of the Prospectus is largely repetitive of the Item 4 principal investment strategies disclosure for each of the Funds. Please consider removing the repetitive language.

The Trust respectfully declines to remove the requested Item 9 disclosure in the Fund’s principal investment strategies.

22.	On page 31 of the Prospectus, the first sentence under the Dynamic Managed Volatility Fund’s non-principal investment strategies states “the Fund may also invest long or short in any of the following: equity index exchange traded funds or notes, options on equities, options on ETFs, options on equity index futures, total return swaps, credit default swaps, volatility index (VIX) futures contracts, common stocks and preferred stocks.” Please add disclosure explaining what equity index exchange traded funds and volatility index futures contracts are.

The Trust responds by adding the following disclosure: “Equity index exchange traded funds are exchange traded funds that generally seek to track the performance of a particular equity index and VIX futures contracts are monthly contracts that forecast the future level of the VIX index.  The VIX shows the market’s expectation of 30-day volatility and is constructed using the implied volatilities of a wide range of S&P 500 index options.

Prospectus – Principal Risks Disclosure

23.	With regard to the Strategic Credit Income Fund’s investments in credit default swaps, please confirm supplmentally that the Fund will segregate the full notional amount of its credit default swap positions.

The Trust responds supplementally by confirming that when the Strategic Credit Income Fund writes credit default swaps it will set aside the full notional value of the swap for cover.

Prospectus – Similarly Managed Account Performance

24.	Please confirm supplmentally that the Adviser has the records necessary to support the calculation of performance shown in the “Similarly Managed Account Performance” section of the Prospectus.

The Trust responds supplementally that the Adviser has the records necessary to support the calculation of performance shown in the “Similarly Managed Account Performance” section of the Prospectus, as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

25.	Please confirm supplementally that the net returns for the Advantus Dynamic Managed Volatility Strategy and Advantus Managed Volatility Equity Strategy reflect the deduction of sales loads, if any.

The Trust responds  that the net returns for each Composite are shown net of management fees charged to the accounts included in each Composite. To the extent a sales load was charged to an account included in the Composite, the sales load has not been deducted from the net returns shown for the Composite.

The Trust further responds by revising the last sentence of the third paragraph under “Similarly Managed Account Performance” as follows: “Custodial fees and sales loads, if any, were not included in the calculations.”

26.	For both the Advantus Dynamic Managed Volatility Strategy and the Advantus Managed Volatility Equity Strategy please show the returns of a broad-based securities index in addition to the blended indexes currently shown as benchmarks.

The Trust responds by adding the S&P 500 Index as a benchmark for both the Advantus Dynamic Managed Volatility Strategy and the Advantus Managed Volatility Equity Strategy.

Statement of Additional Information

27.	Page 44 of the Statement of Additional Information, under the heading “Portfolio Managers” includes the following disclosure regarding portfolio manager bonuses: “Goals include pre-tax investment performance versus appropriate benchmarks and peer groups along with subjective standards relating to investment management activities.” Please identify the benchmarks each portfolio manager’s performance is measured against in compliance with Item 20(b) of Form N-1A.

The Trust responds by adding the following disclosure:

Goals include pre-tax investment performance versus appropriate benchmarks, which, in the case of a Fund, is the Fund’s benchmark index described in the Fund’s prospectus and peer groups along with subjective standards relating to investment management activities.

28.	Page 44 of the Statement of Additional Information, under the heading “Portfolio Managers” includes disclosure that “certain Portfolio Managers are paid a percentage of revenue received for the management of certain clients’ assets.” Please specify the Portfolio Managers who receive that type of compensation.

The Trust responds by modifying the disclosure as follows:

“Revenue Share – Certain associates of the Adviser that are dedicated Portfolio Managers to a Fund without any extraneous responsibilities are paid a percentage of revenue received for the management of certain clients’ assets. This percentage is determined in light of the Portfolio Manager’s total compensation package and takes into account the market rate for portfolio management services.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Assistant Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.